Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

To our Shareholders, Directors and Employees

Over the years, executive management and our LMFC Board have considered the best course of action for our company given the fundamental changes affecting the banking industry. Because of our financial strength and strong operating performance, we have had the luxury of considering many options. After careful review, we decided to explore finding a financial partner that would:

•	be a cultural fit with our organization
•	share our commitment to the Michigan market
•	allow us to significantly broaden our product offerings, e.g. wealth management
•	give us additional scale and lending limit - especially in our Northern Michigan and Grand Rapids markets
•	demonstrate a long term track record of conservative growth and superior balance sheet strength
•	share our commitment to the community banking model
•	give us the size to fully realize our potential in the tax credit business through InSite Capital
•	allow a way to recognize market valuations for shareholders requiring liquidity for their investment
•	provide a positive earnings and dividend outlook for our shareholders

We believe Chemical Financial Corporation successfully meets all these criteria.

After the merger is complete you should expect the following:

•	The names and faces of our bankers will continue with little change. We will work hard to retain the bankers who know our customers best.
•	You will see improvements to our product offerings and technology platforms.
•	Many of our people will have expanded leadership positions in the combined company and our staff will have increased opportunities as part of a large and diverse Michigan based community bank.
•	There will be some reductions to our support staff as systems and processes are integrated. Many members of our support team will have opportunities in other areas of the combined organization. For team members who don’t make the transition, we will provide job placement and financial assistance.
•	Our customers will see a significant expansion of banking centers around the state that will be available to meet their banking needs.

Chemical expects members of our leadership team to take active and significant roles in the combined company. Garth will be an Executive Vice President of Chemical Bank responsible for community banking throughout the state of Michigan. Rich will join the Chemical Financial Corporation Board of Directors and will continue to lead the InSite Capital team as we expand this business in the combined company.

For additional details, please go to the Chemical Financial Corporation web page www.chemicalbankmi.com and look at the press announcement and the investors presentation that will be released on Tuesday January 6, 2015.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan Financial shareholders will receive if the merger is consummated. The registration statement will contain a prospectus, a proxy statement for the meeting at which the Lake Michigan Financial shareholders will consider approval of the merger and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Lake Michigan Financial, and the merger. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland Michigan, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Lake Michigan Financial and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan Financial shareholders in favor of approving the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan Financial shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above.